Exhibit 99.1

TOP KINGWIN LTD

32F, Block B, Zhongzhou Holding Financial Center,

Intersection of Houhai Avenue and Haide 1st Road,

Nanshan District, Shenzhen, Guangdong Province, China

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 31, 2026

TO THE SHAREHOLDERS OF TOP KINGWIN LTD:

Reference is made to the notice (the “Original Proxy Statement”) of the extraordinary general meeting of shareholders (the “Meeting”) of Top KingWin Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), as originally provided on July 24, 2026, which announced the Meeting was scheduled for August 31, 2026, with the record date for the Meeting being July 17, 2026.

Notice is hereby given that the Proposals 7 and 8 in the Original Proxy Statement are revised as follows:

7.	It is resolved as an ordinary resolution, that:

(a)	effective on December 17, 2026, every fifty (50) issued and unissued class A ordinary shares of par value USD0.000001 each in the share capital of the Company be consolidated into one (1) consolidated class A ordinary share of par value USD0.00005 each and every fifty (50) issued and unissued class B ordinary shares of par value 0.000001 each in the share capital of the Company be consolidated into one (1) consolidated class B ordinary share of par value 0.00005 each, so that following the Share Consolidation, the authorized share capital of the Company will be changed from US$10,000 divided into 7,500,000,000 Class A ordinary shares with par value of US$0.000001 per share and 2,500,000,000 Class B ordinary shares with par value of US$0.000001 per share into US$10,000 divided into 150,000,000 Class A ordinary shares with par value of US$0.00005 per share and 50,000,000 Class B ordinary shares with par value of US$0.00005 per share each (together with 1(b), the “Share Consolidation”); and

(b)	no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next highest whole number of shares.

8.	It is resolved as a special resolution that subject to and immediately following the Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, in the form attached hereto as Appendix D.

Further, the draft Fifth Amended and Restated Memorandum and Articles of Association (the “Fifth M&A”), the form of which was attached as Appendix B to the Original Proxy Statement, is amended as follows:

On page 1 of the draft Fifth Amended and Restated Articles of Association, the definitions of “Class A Shares” and “Class B Shares” are each amended by replacing “US$0.0625” with “US$0.000001.” Except as described above, the Fifth M&A remains unchanged.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE REVISED PROPOSALS LISTED ABOVE.

By Order of the Board of Directors,

/s/ Ruilin Xu
Ruilin Xu
Chairman

Date: August 4, 2026

Supplemental Proxy Statement

Extraordinary General Meeting of Shareholders
to be held on August 31, 2026

This supplemental proxy statement (the “Supplemental Proxy Statement”) is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board of Directors”) of Top KingWin Ltd. (the “Company”) to be voted at the extraordinary general meeting of shareholders (the “Meeting”) to be held on August 31, 2026.

This Supplemental Proxy Statement supplements the proxy statement previously sent to the Company’s shareholders with respect to the Meeting, which was attached as Exhibit 99.1 to the Company’s Current Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on July 24, 2026 (the “Original Proxy Statement”).

As described in the Proxy Statement, there are nine proposals to be addressed at the Meeting. This Supplemental Proxy Statement is furnished in order to amend Proposals 7 and 8 presented in the Original Proxy Statement.

Further, the draft Fifth Amended and Restated Memorandum and Articles of Association (the “Fifth M&A”), the form of which was attached as Appendix B to the Original Proxy Statement, is amended as follows: on page 1 of the draft Fifth Amended and Restated Articles of Association, the definitions of “Class A Shares” and “Class B Shares” are each amended by replacing “US$0.0625” with “US$0.000001.” Except as described above, the Fifth M&A remains unchanged.

To the extent that the information in this Supplemental Proxy Statement differs from, updates or conflicts with the information contained in the Proxy Statement, the information in this Supplemental Proxy Statement shall amend and supersede the information in the Proxy Statement. Except as so amended or superseded, all information set forth in the Proxy Statement remains unchanged and important for your consideration before voting. Accordingly, we encourage you to read this Supplemental Proxy Statement carefully and in its entirety together with the Proxy Statement. Each term that is not defined in this Supplemental Proxy Statement has the same meaning given to them in the Original Proxy Statement.

If you already voted, a vote cast “for,” “against” or “abstain” on Proposals 7 and 8 will be counted as a vote “for,” “against” or “abstain” on the Revised Proposals 7 and 8, as amended in this Supplemental Proxy Statement, respectively. If you have not yet voted and wish to vote using the proxy card enclosed in the Original Proxy Statement, any votes cast “for,” “against” or “abstain” on Proposals 7 and 8 will be counted as votes cast “for,” “against” or “abstain” on the Revised Proposals 7 and 8, as amended by this Supplemental Proxy Statement, respectively. All previously cast votes for the other proposals will also continue to be valid for the Meeting, unless revoked or changed as described in the Original Proxy Statement.

If you already voted and wish to revoke or change your vote, you may do so by mail, phone, internet or in person at the Meeting, as described in the proxy card attached to the Original Proxy Statement. Only your latest submitted vote will count.

REVISED RESOLUTION 7

TO APPROVE THE SHARE CONSOLIDATION

General

The Board believes that it is in the best interests of the Company and the shareholders, and is hereby soliciting shareholder approval, to approve the Share Consolidation.

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the 2026 Extraordinary Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative.

Effective on December 17, 2026, the Share Consolidation will be implemented simultaneously for all shares of the Company, and the Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Class A Ordinary Shares

The Share Consolidation does not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Share Consolidation, the CUSIP number of our Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Class A Ordinary Shares) will be updated.

Fractional Shares

No fractional shares will be issued to any shareholders in connection with the Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that resulted from the Share Consolidation. There will be additional Class A Ordinary Shares issued as round-up shares.

Reasons for the Share Consolidation

The Board believes that the increased market price of our Class A Ordinary Shares as a result of implementing the Share Consolidation could improve the marketability and liquidity of our Class A Ordinary Shares and may encourage interest and trading in our Class A Ordinary Shares. The Share Consolidation would allow a broader range of institutions to invest in our Class A Ordinary Shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our Class A Ordinary Shares. The Share Consolidation could help increase analyst and broker interest in the Class A Ordinary Shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Class A Ordinary Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Post-Share Consolidation

Once the Company determines to carry out the Share Consolidation, each shareholder will own a reduced number of shares of the Company. Except for adjustments that may result from the treatment of fractional shares as described above, the Share Consolidation will affect all shareholders uniformly. The proportionate voting rights and other rights and preferences of the shareholders will not be affected by the Share Consolidation (other than as a result of the payment of cash in lieu of fractional shares). For example, a holder of 2% of the voting power of the outstanding shares of our Ordinary Shares immediately prior to a Share Consolidation will continue to hold 2% of the voting power of the outstanding shares of our Ordinary Shares immediately after such Share Consolidation. The number of shareholders of record also will not be affected by the proposed Share Consolidation.

There were 2,865,936 Class A Ordinary Shares and 139,942 Class B Ordinary Shares issued and outstanding as of the Record Date. The following table contains approximate number of issued and outstanding Ordinary Shares immediately following Share Consolidation at a ratio of 50-1 for illustrative purposes.

	Before Share Consolidation	Post Share Consolidation Ratio of 50 to 1
Class A Ordinary Shares	2,865,936	57,319
Class B Ordinary Shares	139,942	2,799
Total Shares	3,005,878	60,118

Book-Entry Shares

Shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Share Consolidation. Shareholders who hold uncertificated shares as direct owners will be sent a statement of holding from our transfer agent that indicates the number of post-Share Consolidation Ordinary Shares owned in book-entry form.

Certificated Shares

As soon as practicable after the effective time of the Share Consolidation, shareholders will be notified that the Share Consolidation has been effected. Our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation shares in exchange for certificates representing post-consolidation shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificate will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will be automatically exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Share Consolidation will not affect the share capital account on our balance sheet. The stated capital component will be reduced proportionately based upon the Share Consolidation and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. Immediately after the Share Consolidation, the per share net income or loss and net book value of our Ordinary Shares will be increased because there will be fewer shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Share Consolidation, our Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

 Material United States Federal Income Tax Consequences of the Share Consolidation

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Share Consolidation.

 Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares.

Resolutions

The resolutions be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to consolidating the authorized share capital of the Company are:

7.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

(a)	effective on December 17, 2026, every fifty (50) issued and unissued class A ordinary shares of par value USD0.000001 each in the share capital of the Company be consolidated into one (1) consolidated class A ordinary share of par value USD0.00005 each and every fifty (50) issued and unissued class B ordinary shares of par value 0.000001 each in the share capital of the Company be consolidated into one (1) consolidated class B ordinary share of par value 0.00005 each, so that following the Share Consolidation, the authorized share capital of the Company will be changed from US$10,000 divided into 7,500,000,000 Class A ordinary shares with par value of US$0.000001 per share and 2,500,000,000 Class B ordinary shares with par value of US$0.000001 per share into US$10,000 divided into 150,000,000 Class A ordinary shares with par value of US$0.00005 per share and 50,000,000 Class B ordinary shares with par value of US$0.00005 per share each (together with 1(b), the “Share Consolidation”); and

(b)	no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next highest whole number of shares.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Share Consolidation.

THE BOARD RECOMMENDS A VOTE “FOR” REVISED RESOLUTION 7, TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S SHARES AS DESCRIBED IN THIS REVISED RESOLUTION 7.

REVISED RESOLUTION 8

TO APPROVE THE ADOPTION OF A FURTHER AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION TO REFLECT THE SHARE CONSOLIDATION

General

The Board has determined that it is in the best interests of the Company and its shareholders to adopt a further amended and restated memorandum and articles of association (the “Sixth Amended M&A”), in substitution for, and to the exclusion of, the Company’s then-existing memorandum and articles of association, conditional upon and with effect from the effectiveness of any Share Consolidation implemented pursuant to Resolution 7. The primary purpose of the Sixth Amended M&A is to update the Company’s constitutional documents to reflect the changes to the Company’s authorized share capital structure resulting from any Share Consolidation.

Background and Purpose

Upon any Share Consolidation being effected on December 17, 2026, the Company’s then-existing memorandum and articles of association will need to be updated to accurately reflect the post-consolidation authorized share capital of the Company, including the revised par values and number of shares of each class.

It is therefore necessary and appropriate that shareholders authorize the adoption of a further amended and restated memorandum and articles of association to take effect simultaneously with, or immediately following, the effectiveness of each Share Consolidation, so as to ensure that the Company’s constitutional documents at all times accurately state the authorized share capital of the Company and the rights, restrictions, and par values of each class of ordinary shares. Save as required to reflect the Share Consolidation, no other material amendments will be made to the Company’s constitutional documents by the Sixth Amended M&A.

Conditionality

Resolution 8 is conditional upon and will only take effect if the Share Consolidation pursuant to Resolution 7 has been duly effected. If the Share Consolidation is not implemented pursuant to Resolution 7, Resolution 8 will not be implemented, and the Company’s then-existing memorandum and articles of association will continue to remain in force without amendment.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the adoption of the Sixth Amended M&A except to the extent of their ownership of Ordinary Shares.

The adoption of the Sixth Amended M&A must be approved by a special resolution, which requires the affirmative vote of at least two-thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting. The resolution to be considered and voted upon by shareholders in connection with this proposal is set out below:

8.	IT IS HEREBY RESOLVED, as a special resolution that,

subject to and immediately following the Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, in the form attached hereto as Appendix D.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of at least two-thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the adoption of the Sixth Amended and Restated Memorandum and Articles of Association of the Company.

THE BOARD RECOMMENDS A VOTE “FOR” REVISED RESOLUTION 8, TO APPROVE THE ADOPTION OF A FURTHER AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY AS DESCRIBED IN THIS REVISED RESOLUTION 8.

Appendix D

Sixth Amended and Restated Memorandum and Articles of Association

Companies Act (Revised)

Company Limited by Shares

Nexpu Ltd.

SIXTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

(Adopted by special resolution passed on [DATE] and

effective on [DATE])

Companies Act (Revised)

Company Limited by Shares

Sixth Amended and Restated Memorandum of Association

of

Nexpu Ltd.

(Adopted by special resolution passed on [Date] and effective on [DATE])

1	The name of the Company is Nexpu Ltd.

2	The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised);or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The share capital of the Company is USD10,000 divided into (i) 150,000,000 class A ordinary shares of par value USD0.00005 each and (ii) 50,000,000 class B ordinary shares of par value USD0.00005 each. However, subject to the Companies Act (Revised) and the Company's articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares; and

(b)	to increase or reduce its capital; and

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised)

Company Limited by Shares

Nexpu Ltd.

SIXTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

(Adopted by special resolution passed on [Date] and
effective on [DATE])

CONTENTS

1	Definitions, interpretation and exclusion of Table A	1
Definitions		1
Interpretation		3
Exclusion of Table A Articles		4

2	Shares	5
Power to issue Shares and options, with or without special rights		5
Rights of Shares		5
Power to issue fractions of a Share		7
Power to pay commissions and brokerage fees		8
Trusts not recognised		8
Power to vary class rights		8
Effect of new Share issue on existing class rights		9
Capital contributions without issue of further Shares		9
No bearer Shares or warrants		9
Treasury Shares		9
Rights attaching to Treasury Shares and related matters		9
Register of Members		10

3	Share certificates	10
Issue of share certificates		10
Renewal of lost or damaged share certificates		11

4	Lien on Shares	11
Nature and scope of lien		11
Company may sell Shares to satisfy lien		12
Authority to execute instrument of transfer		12
Consequences of sale of Shares to satisfy lien		12
Application of proceeds of sale		13

5	Calls on Shares and forfeiture	13
Power to make calls and effect of calls		13
Time when call made		13
Liability of joint holders		13
Interest on unpaid calls		14
Deemed calls		14
Power to accept early payment		14
Power to make different arrangements at time of issue of Shares		14
Notice of default		14
Forfeiture or surrender of Shares		15
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender		15
Effect of forfeiture or surrender on former Member		15
Evidence of forfeiture or surrender		16
Sale of forfeited or surrendered Shares		16

D-i

6	Transfer of Shares	16
Form of transfer		16
Power to refuse registration		16
Notice of refusal to register		16
Power to suspend registration		17
Fee, if any, payable for registration		17
Company may retain instrument of transfer		17

7	Transmission of Shares	17
Persons entitled on death of a Member		17
Registration of transfer of a Share following death or bankruptcy		17
Indemnity		18
Rights of person entitled to a Share following death or bankruptcy		18

8	Alteration of capital	18
Increasing, consolidating, converting, dividing and cancelling share capital		18
Dealing with fractions resulting from consolidation of Shares		19
Reducing share capital		19

9	Redemption and purchase of own Shares	19
Power to issue redeemable Shares and to purchase own Shares		19
Power to pay for redemption or purchase in cash or in specie		20
Effect of redemption or purchase of a Share		20

10	Meetings of Members	20
Power to call meetings		20
Content of notice		21
Period of notice		22
Persons entitled to receive notice		22
Publication of notice on a website		22
Time a website notice is deemed to be given		22
Required duration of publication on a website		23
Accidental omission to give notice or non-receipt of notice		23

11	Proceedings at meetings of Members	23
Quorum		23
Lack of quorum		23
Use of technology		24
Chairman		24
Right of a director to attend and speak		24
Adjournment, postponement and cancellation		24
Method of voting		25
Taking of a poll		25
Chairman’s casting vote		25
Amendments to resolutions		25
Written resolutions		26
Sole-member company		26

D-ii

12	Voting rights of Members	27
Right to vote		27
Rights of joint holders		27
Representation of corporate Members		27
Member with mental disorder		28
Objections to admissibility of votes		28
Form of proxy		28
How and when proxy is to be delivered		29
Voting by proxy		30

13	Number of directors	30

14	Appointment, disqualification and removal of directors	30
First directors		30
No age limit		30
Corporate directors		31
No shareholding qualification		31
Appointment of directors		31
Removal of directors		32
Resignation of directors		32
Termination of the office of director		32

15	Alternate directors	32
Appointment and removal		32
Notices		33
Rights of alternate director		34
Appointment ceases when the appointor ceases to be a director		34
Status of alternate director		34
Status of the director making the appointment		34

16	Powers of directors	35
Powers of directors		35
Appointments to office		35
Remuneration		36
Disclosure of information		36

17	Delegation of powers	37
Power to delegate any of the directors’ powers to a committee		37
Power to appoint an agent of the Company		37
Power to appoint an attorney or authorised signatory of the Company		37
Power to appoint a proxy		38

18	Meetings of directors	38
Regulation of directors’ meetings		38
Calling meetings		38

D-iii

Notice of meetings		38
Period of notice		38
Use of technology		39
Place of meetings		39
Quorum		39
Voting		39
Validity		39
Recording of dissent		39
Written resolutions		40
Sole director’s minute		40

19	Permissible directors’ interests and disclosure	40
Permissible interests subject to disclosure		40
Notification of interests		41
Voting where a director is interested in a matter		41

20	Minutes	41

21	Accounts and audit	42
Accounting and other records		42
No automatic right of inspection		42
Sending of accounts and reports		42
Time of receipt if documents are published on a website		42
Validity despite accidental error in publication on website		43
When accounts are to be audited		43

22	Financial year	43

23	Record dates	43

24	Dividends	43
Declaration of dividends by Members		43
Payment of interim dividends and declaration of final dividends by directors		44
Apportionment of dividends		44
Right of set off		45
Power to pay other than in cash		45
How payments may be made		45
Dividends or other moneys not to bear interest in absence of special rights		46
Dividends unable to be paid or unclaimed		46

25	Capitalisation of profits	46
Capitalisation of profits or of any share premium account or capital redemption reserve		46
Applying an amount for the benefit of members		47

26	Share premium account	47
Directors to maintain share premium account		47
Debits to share premium account		47

D-iv

27	Seal	47
Company seal		47
Duplicate seal		48
When and how seal is to be used		48
If no seal is adopted or used		48
Power to allow non-manual signatures and facsimile printing of seal		48
Validity of execution		48

28	Indemnity	49
Indemnity		49
Release		49
Insurance		49

29	Notices	50
Form of notices		50
Electronic communications		50
Persons authorised to give notices		51
Delivery of written notices		51
Joint holders		51
Signatures		51
Evidence of transmission		51
Giving notice to a deceased or bankrupt Member		51
Date of giving notices		52
Saving provision		52

30	Authentication of Electronic Records	52
Application of Articles		52
Authentication of documents sent by Members by Electronic means		53
Authentication of document sent by the Secretary or Officers of the Company by Electronic means		53
Manner of signing		54
Saving provision		54

31	Transfer by way of continuation	54

32	Winding up	55
Distribution of assets in specie		55
No obligation to accept liability		55
The directors are authorised to present a winding up petition		55

33	Amendment of Memorandum and Articles	55
Power to change name or amend Memorandum		55
Power to amend these Articles		55

D-v

Companies Act (Revised)

Company Limited by Shares

Sixth Amended and Restated Articles of Association

of

Nexpu Ltd.

(Adopted by special resolution passed on [Date] and effective on [DATE])

1	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Act means the Companies Act (Revised).

Articles means, as appropriate:

(a)	these Articles of Association as amended from time to time: or

(b)	two or more particular Articles of these Articles;

and Article refers to a particular Article of these Articles.

Business Day means a day other than a public holiday in the place where the Company’s registered office is located, a Saturday or a Sunday.

Class A Shares means the class A ordinary shares of the Company with a par value of USD0.00005 each, which have the rights set forth in the Memorandum and these Articles.

Class B Shares means the class B ordinary shares of the Company with a par value of USD0.00005 each, which have the rights set forth in the Memorandum and these Articles.

Clear Days, in relation to a period of notice, means that period excluding:

(a)	the day when the notice is given or deemed to be given; and

(b)	the day for which it is given or on which it is to take effect.

Company means the above-named company.

Conversion Date means in respect of a Conversion Notice means the day on which that Conversion Notice is delivered.

Conversion Notice means a written notice delivered to the Company at its office (and as otherwise stated therein) stating that a holder of Class B Shares elects to convert the number of Class B Shares specified therein pursuant to Article 2.6(a).

Conversion Number in relation to any Class B Shares, such number of Class A Shares as may, upon exercise of the Conversion Right, be issued at the Conversion Rate.

Conversion Rate in relation to the conversion of Class B Shares to Class A Shares means, at any time, on a 1:200 basis (ie. one (1) Class B Ordinary Share for every two hundred (200) Class A Ordinary Shares). The foregoing Conversion Rate shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

Conversion Right in respect of a holder of Class B Shares, subject to the provisions of these Articles and to any applicable fiscal or other laws or regulations including the Act, to convert all or any of its Class B Shares into the Conversion Number of Class A Shares in its discretion.

Default Rate means 10% (ten per cent) per annum.

Designated Stock Exchanges means the Nasdaq Capital Market in the United States of America for so long as any class of the Company’s Shares are there listed and any other stock exchange on which any class of the Company’s Shares are listed for trading.

Directors means the directors for the time being of the Company and the expression Director shall be construed accordingly.

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised).

Electronic Communication Facilities means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other.

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised).

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised).

Fully Paid and Paid Up:

(c)	in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth;

(d)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth.

Islands means the British Overseas Territory of the Cayman Islands.

Member means any person or persons entered on the register of members from time to time as the holder of a Share.

Memorandum means the Memorandum of Association of the Company as amended from time to time.

Officer means a person appointed to hold an office in the Company; and the expression includes a director, alternate director or liquidator, but does not include the Secretary.

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members who (being entitled to do so) vote in person or by proxy or, in the case of corporations, by their duly authorised representatives, at that meeting. The expression also includes a unanimous written resolution.

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary.

Share means a Class A Share or a Class B Share in the share capital of the Company; and the expression:

(e)	includes stock (except where a distinction between shares and stock is expressed or implied); and

(f)	where the context permits, also includes a fraction of a share.

Special Resolution means a resolution of a general meeting or a resolution of a meeting of the holders of any class of Shares in a class meeting duly constituted in accordance with the Articles in each case passed by a majority of not less than two-thirds of the votes cast by, or on behalf of, Members who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the Members entitled to vote at such meeting.

Treasury Shares means Shares of the Company held in treasury pursuant to the Act and Article 2.16.

Virtual Meeting means any general meeting of the Members at which the Members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Electronic Communication Facilities.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

(j)	The term present means, in respect of any person attending a meeting, such person’s presence at a general meeting of Members (or any meeting of the holders of any class of Shares), which may be satisfied by means of such person or, if a corporation or other non-natural person, its duly authorized representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Electronic Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Electronic Communication Facilities.

Exclusion of Table A Articles

1.3	The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Shares

Power to issue Shares and options, with or without special rights

2.1	Subject to the provisions of the Act and the Articles about the redemption and purchase of the Company's own Shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

2.2	Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:

(a)	either at a premium or at par;

(b)	with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

2.3	Without limitation to the two preceding Articles,

(a)	the Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company at such times and on such terms and conditions as the Directors may decide;

(b)	the Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

Rights of Shares

2.4	The holders of Class A Shares, subject to these Articles, shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the Board may from time to time declare; and

(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company in accordance with Article 32.1;

(d)	not have any conversion rights and the Class A Shares are not convertible into shares of any other class; and

(e)	generally be entitled to enjoy all of the rights attaching to shares.

2.5	The holders of Class B Shares, subject to these Articles, shall:

(a)	be entitled to two hundred (200) votes per share;

(b)	be entitled to such dividends as the Board may from time to time declare; and

(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company in accordance with Article 32.1;

(d)	have conversion rights in accordance with Article 2.6; and

(e)	generally be entitled to enjoy all of the rights attaching to shares.

2.6	Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act, a holder of Class B Shares shall have the Conversion Right in respect of each Class B Share in its holding. For the avoidance of doubt, a holder of Class A Shares shall have no rights to convert Class A Shares into Class B Shares under any circumstances. The mechanics applicable for the conversion of Class B Shares into Class A Shares are set out in the following paragraphs:

(a)	Each Class B Share shall be converted at the option of the holder, at any time after issuance and without the payment of any additional sum, into such Conversion Number of fully paid Class A Shares calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Shares and/or such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Shares requesting conversion.

(b)	On the Conversion Date, subject to the Act, any conversion of Class B Shares into Class A Shares pursuant to these Articles shall be effected by repurchasing the relevant Class B Shares and in consideration therefor issuing fully-paid Class A Shares in equal number with such rights and restrictions attached thereto and shall rank pari passu in all respects with the Class A Shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of converted Class B Shares as the holder of the corresponding number of Class A Shares resulting from the conversion of the Class B Shares in, and make any other necessary and consequential changes to, the register of Members and shall procure that certificates in respect of the relevant Class A Shares, together with a new certificate for any unconverted Class B Shares comprised in the certificate(s) surrendered by the holder of the Class B Shares, are issued to the holders thereof. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the conversion of the relevant Class B Shares into Class A Shares.

(i)	Until such time as the Class B Shares have been converted into Class A Shares, the Company shall:

(A)	at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued share capital, such number of authorised but unissued Class A Shares as would enable all Class B Shares to be converted into Class A Shares and any other rights of conversion into, subscription for or exchange into Class A Shares to be satisfied in full; and

(B)	not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Shares to Class A Shares it would be required to issue Class A Shares at a price lower than the par value thereof.

2.7	For the avoidance doubt, the Class B Ordinary Shares may be transferred by their respective holder to any person or entity (whether or not being an affiliate of such holder) and there shall be no conversion of such transferred Class B Ordinary Shares into Class A Ordinary Shares upon any abovesaid transfer. No conversion of Class B Shares into Class A Shares shall occur solely as a consequence of any sale, transfer, assignment or disposition of Class B Shares and the rights attaching to Class B Shares shall remain unchanged upon transfer, except as otherwise provided in these Articles.

Power to issue fractions of a Share

2.8	Subject to the Act, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees

2.9	The Company may pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional for any Shares in the Company. That commission may be satisfied by the payment of cash or the allotment of Fully Paid or partly-paid Shares or partly in one way and partly in another.

2.10	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

2.11	Except as required by law:

(a)	no person shall be recognised by the Company as holding any Share on any trust; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Power to vary class rights

2.12	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding two thirds of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

The rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the Company's consolidation and division of only one class of Shares, without consolidating or dividing any other class of Shares.

2.13	For the purpose of paragraph (b) of the preceding Article, all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class.

2.14	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

Effect of new Share issue on existing class rights

2.15	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Capital contributions without issue of further Shares

2.16	With the consent of a Member, the directors may accept a voluntary contribution to the capital of the Company from that Member without issuing Shares in consideration for that contribution. In that event, the contribution shall be dealt with in the following manner:

(a)	It shall be treated as if it were a share premium.

(b)	Unless the Member agrees otherwise:

(i)	if the Member holds Shares in a single class of Shares - it shall be credited to the share premium account for that class of Shares;

(ii)	if the Member holds Shares of more than one class - it shall be credited rateably to the share premium accounts for those classes of Shares (in the proportion that the sum of the issue prices for each class of Shares that the Member holds bears to the total issue prices for all classes of Shares that the Member holds).

(c)	It shall be subject to the provisions of the Act and these Articles applicable to share premiums.

No bearer Shares or warrants

2.17	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.18	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)	the directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.19	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company's assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

2.20	The Company shall be entered in the Register as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.21	Nothing in the preceding Article prevents an allotment of Shares as fully paid bonus shares in respect of a Treasury Share and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.22	Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the directors determine.

Register of Members

2.23	The Directors shall keep or cause to be kept a register of Members as required by the Act and may cause the Company to maintain one or more branch registers as contemplated by the Act, provided that where the Company is maintaining one or more branch registers, the Directors shall ensure that a duplicate of each branch register is kept with the Company's principal register of Members and updated within such number of days of any amendment having been made to such branch register as may be required by the Act.

2.24	The title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with section 40B of the Act.

3	Share certificates

Issue of share certificates

3.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. If the Directors resolve that share certificates shall be issued, upon being entered in the register of Members as the holder of a Share, the Directors may issue to any Member:

(a)	without payment, one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the directors may determine for every certificate after the first, several certificates each for one or more of that Member’s Shares.

3.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine.

3.3	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

3.4	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any, for issuing a replacement share certificate as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

4	Lien on Shares

Nature and scope of lien

4.1	The Company has a first and paramount lien on all Shares (whether Fully Paid or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all moneys payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those moneys are presently payable.

4.2	At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

4.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within 14 Clear Days after that notice is deemed to be given under these Articles.

4.4	The Shares may be sold in such manner as the directors determine.

4.5	To the maximum extent permitted by law, the directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

4.6	To give effect to a sale, the directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee of the Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

4.7	On a sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the register of members as the holder of those Shares; and

(b)	that person shall deliver to the Company for cancellation the certificate for those Shares.

Despite this, that person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.8	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Shares have been sold:

(a)	if no certificate for the Shares was issued, at the date of the sale; or

(b)	if a certificate for the Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Shares before the sale.

5	Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1	Subject to the terms of allotment, the directors may make calls on the Members in respect of any moneys unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Liability of joint holders

5.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

5.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The directors may waive payment of the interest wholly or in part.

Deemed calls

5.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

5.9	Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10	If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued;

(c)	any expenses which have been incurred by the Company due to that person’s default.

5.11	The notice shall state the following:

(a)	the place where payment is to be made; and

(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

5.12	If the notice under the preceding Article is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member

5.14	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the register of members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those moneys before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

The directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.16	A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a director or Secretary of the Company, and

(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

6	Transfer of Shares

Form of transfer

6.1	Subject to the following Articles about the transfer of Shares, a Member may transfer Shares to another person by completing an instrument of transfer, in a common form or in a form approved by the directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and

(b)	where the Shares are partly paid, by or on behalf of that Member and the transferee.

Power to refuse registration

6.2	The directors may refuse to register the transfer of a Share to any person. They may do so in their absolute discretion, without giving any reason for their refusal, and irrespective of whether the Share is Fully Paid or the Company has no lien over it.

Notice of refusal to register

6.3	If the directors refuse to register a transfer of a Share, they must send notice of their refusal to the existing Member within two months after the date on which the transfer was lodged with the Company.

Power to suspend registration

6.4	The directors may suspend registration of the transfer of Shares at such times and for such periods, not exceeding 30 days in any calendar year, as they determine.

Fee, if any, payable for registration

6.5	If the directors so decide, the Company may charge a reasonable fee for the registration of any instrument of transfer or other document relating to the title to a Share.

Company may retain instrument of transfer

6.6	The Company shall be entitled to retain any instrument of transfer which is registered; but an instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

7	Transmission of Shares

Persons entitled on death of a Member

7.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

7.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

7.4	That person must produce such evidence of his entitlement as the directors may properly require.

7.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid, the transferor must execute an instrument of transfer; and

(b)	if the Share is partly paid, the transferor and the transferee must execute an instrument of transfer.

7.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares in the Company.

8	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1	To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)

consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares and, where there is more than one class of Shares in the share capital of the Company, the Shareholders may by Ordinary Resolution approve the consolidation and division of only one class of Shares without affecting any other class of Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

8.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the directors may on behalf of those Members:

(a)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); and

(b)	distribute the net proceeds in due proportion among those Members.

For that purpose, the directors may authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

8.3	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

9	Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1	Subject to the Act, and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.2	When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares, or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member’s name shall be removed from the register of members with respect to the Share; and

(c)	the Share shall be cancelled or held as a Treasury Shares, as the directors may determine.

For the purpose of this Article, the date of redemption or purchase is the date when the redemption or purchase falls due.

10	Meetings of Members

Power to call meetings

10.1	The directors may call a general meeting at any time.

10.2	If there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

10.3	The directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

10.4	The requisition must be in writing and given by one or more Members who together hold at least 10% of the rights to vote at such general meeting.

10.5	The requisition must also:

(a)	specify the purpose of the meeting.

(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners.

(c)	be delivered in accordance with the notice provisions.

10.6	Should the directors fail to call a general meeting within 21 Clear Days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

10.7	Without limitation to the foregoing, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more Members who together hold at least 10% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional directors.

10.8	If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Content of notice

10.9	Notice of a general meeting shall specify each of the following:

(a)	the place, the date and the hour of the meeting;

(b)	whether the meeting will be held virtually, at a physical place or both;

(c)	if the meeting is to be held in two or more places (including in any part virtually), the technology that will be used to facilitate the meeting;

(d)	subject to paragraph (e), the general nature of the business to be transacted; and

(e)	if a resolution is proposed as a Special Resolution, the text of that resolution.

10.10	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

10.11	At least five Clear Days’ notice of a general meeting must be given to Members. But a meeting may be convened on shorter notice with the consent of the Member or Members who, individually or collectively, hold at least 90% of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice

10.12	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)	the Members;

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member; and

(c)	the directors.

Publication of notice on a website

10.13	Subject to the Act, a notice of a general meeting may be published on a website providing the recipient is given separate notice of:

(a)	the publication of the notice on the website;

(b)	the place on the website where the notice may be accessed;

(c)	how it may be accessed; and

(d)	the place, date and time of the general meeting.

10.14	If a Member notifies the Company that he is unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member by any other means permitted by these Articles. But this will not affect when that Member is deemed to have received notice of the meeting.

Time a website notice is deemed to be given

10.15	A website notice is deemed to be given when the Member is given notice of its publication.

Required duration of publication on a website

10.16	Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until the conclusion of the meeting to which the notice relates.

Accidental omission to give notice or non-receipt of notice

10.17	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

10.18	In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

11	Proceedings at meetings of Members

Quorum

11.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. A quorum is as follows:

(a)	if the Company has only one Member: that Member;

(b)	if the Company has more than one Member: two Members.

Lack of quorum

11.2	If a quorum is not present within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy shall constitute a quorum.

Use of technology

11.3	A Member entitled to receive notice and attend a meeting will be deemed to be in attendance at such meeting despite their attendance being virtual if adequate facilities are available to ensure that the Member is able to:

(c)	to participate in the business for which the meeting has been convened; and

(d)	to hear all that happens at the meeting (whether by use of microphones, audio visual communications equipment or otherwise); and

(e)	to be heard by all persons present in the same way.

Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

Chairman

11.4	The chairman of a general meeting shall be the chairman of the board or such other director as the directors have nominated to chair board meetings in the absence of the chairman of the board. Absent any such person being present within 15 minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting.

11.5	If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a director to attend and speak

11.6	Even if a director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares in the Company.

Adjournment, postponement and cancellation

11.7	A meeting may be:

(f)	postponed or cancelled prior to the meeting at the discretion of the Directors by written notice provided to all persons entitled to attend the meeting, unless the meeting was requisitioned by Member(s) or otherwise called by Member(s) pursuant to Article 10.7; or

(g)	adjourned, with or without an appointed date for resumption, at any time during the meeting at the discretion of the chairman with the consent of the Member(s) constituting a quorum.

11.8	The chairman must adjourn the meeting if so directed by the Member(s) constituting a quorum at the meeting. No business, however, can be transacted at an adjourned or postponed meeting other than business which might properly have been transacted at the original meeting.

11.9	Should a meeting be adjourned for more than seven Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

11.10	A resolution put to the vote of the meeting shall be decided on a poll.

Taking of a poll

11.11	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a Virtual Meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote

11.12	If the votes on a resolution are equal the chairman may if he wishes exercise a casting vote.

Amendments to resolutions

11.13	An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:

(a)	not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)	the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

11.14	A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution, if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b)	the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.

11.15	If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

Written resolutions

11.16	Members may pass a resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)	all Members entitled so to vote :

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held.

11.17	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

11.18	The directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

Sole-member company

11.19	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

12	Voting rights of Members

Right to vote

12.1	Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting on a poll. Subject to any rights or restrictions for the time being attached to any class or classes of Shares, holders of Class A Shares and Class B Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting and have the same rights except each Class A Share is entitled to one (1) vote and each Class B Share is entitled to two hundred (200) votes.

12.2	Members may vote in person or by proxy.

12.3	An individual who represents two or more Members, including a Member in that individual’s own right, that individual shall be entitled to a separate vote for each Member.

12.4	On a poll a holder of Class A Shares shall have one (1) vote for each Class A Share he holds and a holder of Class B Shares shall have two hundred (200) votes for each Class B Share he holds.

12.5	A fraction of a Share shall entitle its holder to an equivalent fraction of one vote.

12.6	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

12.7	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

12.8	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.9	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

12.10	The authorisation may be for any period of time, and must be delivered to the Company not less than two hours before the commencement of the meeting at which it is first used.

12.11	The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.12	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.13	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

Member with mental disorder

12.14	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Islands or elsewhere) in matters concerning mental disorder may vote, on a poll, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.15	For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

12.16	An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

12.17	An instrument appointing a proxy shall be in any common form or in any other form approved by the directors.

12.18	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member’s authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

12.19	The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.20	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with the Article above about signing proxies; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.21	Subject to the following Articles, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the directors) must be delivered so that it is received by the Company at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

(ii)	to such other place specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

(c)	Notwithstanding Article 12.21(a) and Article 12.21(b), the chairman of the Company may, in any event at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

12.22	If the form of appointment of proxy is not delivered on time, it is invalid.

12.23	When two or more valid but differing appointments of proxy are delivered or received in respect of the same Share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that Share. lf the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that Share.

12.24	The Board may at the expense of the Company send forms of appointment of proxy to the Members by post (that is to say, pre-paying and posting a letter), or by Electronic communication or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of Shares, either blank or nominating as proxy in the alternative any one or more of the Directors or any other person. lf for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the Members entitled to be sent notice of the meeting and to vote at it. The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any Member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

Voting by proxy

12.25	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

13	Number of directors

Unless otherwise determined by Ordinary Resolution, the minimum number of directors shall be one and the maximum number shall be ten. There shall be no directors, however, until the first director is or the first directors are appointed by the subscriber or subscribers to the Memorandum.

14	Appointment, disqualification and removal of directors

First directors

14.1	The first directors shall be appointed in writing by the subscriber or subscribers to the Memorandum.

No age limit

14.2	There is no age limit for directors save that they must be aged at least 18 years.

Corporate directors

14.3	Unless prohibited by law, a body corporate may be a director. If a body corporate is a director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about directors’ meetings.

No shareholding qualification

14.4	Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of his appointment.

Appointment of directors

14.5	A director may be appointed by Ordinary Resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

14.6	Notwithstanding the other provisions of these Articles, in any case where, as a result of death, the Company has no directors and no shareholders, the personal representatives of the last shareholder to have died have the power, by notice in writing to the Company, to appoint a person to be a director. For the purpose of this Article:

(a)	where two or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder;

(b)	if the last shareholder died leaving a will which disposes of that shareholder’s shares in the Company (whether by way of specific gift, as part of the residuary estate, or otherwise):

(i)	the expression personal representatives of the last shareholder means:

(A)	until a grant of probate in respect of that will has been obtained from the Grand Court of the Cayman Islands, all of the executors named in that will who are living at the time the power of appointment under this Article is exercised; and

(B)	after such grant of probate has been obtained, only such of those executors who have proved that will;

(ii)	without derogating from section 3(1) of the Succession Act (Revised), the executors named in that will may exercise the power of appointment under this Article without first obtaining a grant of probate.

14.7	A remaining director may appoint a director even though there is not a quorum of directors.

14.8	No appointment can cause the number of directors to exceed the maximum; and any such appointment shall be invalid.

Removal of directors

14.9	A director may be removed by Ordinary Resolution.

Resignation of directors

14.10	A director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.11	Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of director

14.12	A director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Islands from acting as a director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(d)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(e)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

15	Alternate directors

Appointment and removal

15.1	Any director may appoint any other person, including another director, to act in his place as an alternate director in accordance with the Act. No appointment shall take effect until the director has given notice of the appointment to the other directors. Such notice must be given to each other director by either of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the other director has an email address, by emailing to that address a scanned copy of the notice as a PDF attachment (the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the recipient in readable form. For the avoidance of doubt, the same email may be sent to the email address of more than one director (and to the email address of the Company pursuant to Article 15.4(c)).

15.2	Without limitation to the preceding Article, a director may appoint an alternate for a particular meeting by sending an email to his fellow directors informing them that they are to take such email as notice of such appointment for such meeting. Such appointment shall be effective without the need for a signed notice of appointment or the giving of notice to the Company in accordance with Article 15.4.

15.3	A director may revoke his appointment of an alternate at any time. No revocation shall take effect until the director has given notice of the revocation to the other directors. Such notice must be given by either of the methods specified in Article 15.1.

15.4	A notice of appointment or removal of an alternate director must also be given to the Company by any of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

15.5	All notices of meetings of directors shall continue to be given to the appointing director and not to the alternate.

Rights of alternate director

15.6	An alternate director shall be entitled to attend and vote at any board meeting or meeting of a committee of the directors at which the appointing director is not personally present, and generally to perform all the functions of the appointing director in his absence.

15.7	For the avoidance of doubt:

(a)	if another director has been appointed an alternate director for one or more directors, he shall be entitled to a separate vote in his own right as a director and in right of each other director for whom he has been appointed an alternate; and

(b)	if a person other than a director has been appointed an alternate director for more than one director, he shall be entitled to a separate vote in right of each director for whom he has been appointed an alternate.

15.8	An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director.

Appointment ceases when the appointor ceases to be a director

15.9	An alternate director shall cease to be an alternate director if the director who appointed him ceases to be a director.

Status of alternate director

15.10	An alternate director shall carry out all functions of the director who made the appointment.

15.11	Save where otherwise expressed, an alternate director shall be treated as a director under these Articles.

15.12	An alternate director is not the agent of the director appointing him.

15.13	An alternate director is not entitled to any remuneration for acting as alternate director.

Status of the director making the appointment

15.14	A director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

16	Powers of directors

Powers of directors

16.1	Subject to the provisions of the Act, the Memorandum and these Articles, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.

16.2	No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may by Special Resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office

16.3	The directors may appoint a director:

(a)	as chairman of the board of directors;

(b)	as managing director;

(c)	to any other executive office

for such period and on such terms, including as to remuneration, as they think fit.

16.4	The appointee must consent in writing to holding that office.

16.5	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of directors.

16.6	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the directors may nominate one of their number to act in place of the chairman should he ever not be available.

16.7	Subject to the provisions of the Act, the directors may also appoint any person, who need not be a director:

(a)	as Secretary; and

(b)	to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.

16.8	The Secretary or Officer must consent in writing to holding that office.

16.9	A director, Secretary or other Officer of the Company may not the hold the office, or perform the services, of auditor.

Remuneration

16.10	Every director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at directors’ meetings.

16.11	Until otherwise determined by the Company by Ordinary Resolution, the Directors (other than alternate Directors) shall be entitled to such remuneration by way of fees for their services in the office of Director as the Directors may determine.

16.12	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to him.

16.13	Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

16.14	The directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of members relating to a Member, (and they may authorise any director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)	such disclosure is in compliance with the rules of any stock exchange upon which the Company’s shares are listed; or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

17	Delegation of powers

Power to delegate any of the directors’ powers to a committee

17.1	The directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-directors so long as the majority of those persons are directors.

17.2	The delegation may be collateral with, or to the exclusion of, the directors’ own powers.

17.3	The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

17.4	Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.

Power to appoint an agent of the Company

17.5	The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

17.6	The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under these Articles. The directors may do so by power of attorney or any other manner they think fit.

17.7	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

Power to appoint a proxy

17.8	Any director may appoint any other person, including another director, to represent him at any meeting of the directors. If a director appoints a proxy, then for all purposes the presence or vote of the proxy shall be deemed to be that of the appointing director.

17.9	Articles 15.1 to 15.4 inclusive (relating to the appointment by directors of alternate directors) apply, mutatis mutandis, to the appointment of proxies by directors.

17.10	A proxy is an agent of the director appointing him and is not an officer of the Company.

18	Meetings of directors

Regulation of directors’ meetings

18.1	Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.

Calling meetings

18.2	Any director may call a meeting of directors at any time. The Secretary, if any, must call a meeting of the directors if requested to do so by a director.

Notice of meetings

18.3	Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice. Notice of a board meeting may be given to a Director personally or by word of mouth or given in writing or by Electronic communications at such address as he may from time to time specify for this purpose (or, if he does not specify an address, at his last known address).

Period of notice

18.4	At least five Clear Days’ notice of a meeting of directors must be given to directors. But a meeting may be convened on shorter notice with the consent of all directors.

Use of technology

18.5	A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.6	A director participating in this way is deemed to be present in person at the meeting.

Place of meetings

18.7	If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

Quorum

18.8	The quorum for the transaction of business at a meeting of directors shall be two unless the directors fix some other number or unless the Company has only one director.

Voting

18.9	A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Validity

18.10	Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent

18.11	A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

18.12	The directors may pass a resolution in writing without holding a meeting if all directors sign a document or sign several documents in the like form each signed by one or more of those directors.

18.13	Despite the foregoing, a resolution in writing signed by a validly appointed alternate director or by a validly appointed proxy need not also be signed by the appointing director. But if a written resolution is signed personally by the appointing director, it need not also be signed by his alternate or proxy.

18.14	Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs.

Sole director’s minute

18.15	Where a sole director signs a minute recording his decision on a question, that record shall constitute the passing of a resolution in those terms.

19	Permissible directors’ interests and disclosure

Permissible interests subject to disclosure

19.1	Save as expressly permitted by these Articles or as set out below, a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company.

19.2	If, notwithstanding the prohibition in the preceding Article, a director discloses to his fellow directors the nature and extent of any material interest or duty in accordance with the next Article, he may:

(a)	be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested;

(b)	be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

19.3	Such disclosure may be made at a meeting at a meeting of the board or otherwise (and, if otherwise, it must be made in writing). The director must disclose the nature and extent of his direct or indirect interest in or duty in relation to a transaction or arrangement or series of transactions or arrangements with the Company or in which the Company has any material interest.

19.4	If a director has made disclosure in accordance with the preceding Article, then he shall not, by reason only of his office, be accountable to the Company for any benefit that he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

19.5	For the purposes of the preceding Articles:

(a)	a general notice that a director gives to the other directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

19.6	A director shall not be treated as having an interest in a transaction or arrangement if he has no knowledge of that interest and it is unreasonable to expect the director to have that knowledge.

Voting where a director is interested in a matter

19.7	A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to these Articles. The director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

19.8	Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

20	Minutes

The Company shall cause minutes to be made in books kept for the purpose in accordance with the Act.

21	Accounts and audit

Accounting and other records

21.1	The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

No automatic right of inspection

21.2	Members are only entitled to inspect the Company’s records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by Ordinary Resolution.

Sending of accounts and reports

21.3	The Company’s accounts and associated directors’ report or auditor’s report that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if:

(a)	they are sent to that person in accordance with the notice provisions: or

(b)	they are published on a website providing that person is given separate notice of:

(i)	the fact that publication of the documents has been published on the website;

(ii)	the address of the website; and

(iii)	the place on the website where the documents may be accessed; and

(iv)	how they may be accessed.

21.4	If, for any reason, a person notifies the Company that he is unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under the next Article.

Time of receipt if documents are published on a website

21.5	Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least five Clear Days before the date of the meeting at which they are to be laid if:

(a)	the documents are published on the website throughout a period beginning at least five Clear Days before the date of the meeting and ending with the conclusion of the meeting; and

(b)	the person is given at least five Clear Days’ notice of the hearing.

Validity despite accidental error in publication on website

21.6	If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because:

(a)	those documents are, by accident, published in a different place on the website to the place notified; or

(b)	they are published for part only of the period from the date of notification until the conclusion of that meeting.

When accounts are to be audited

21.7	Unless the directors or the Members, by Ordinary Resolution, so resolve or unless the Act so requires, the Company’s accounts will not be audited. If the Members so resolve, the Company’s accounts shall be audited in the manner determined by Ordinary Resolution. Alternatively, if the directors so resolve, they shall be audited in the manner they determine.

22	Financial year

Unless the directors otherwise specify, the financial year of the Company:

(a)	shall end on 31st December in the year of its incorporation and each following year; and

(b)	shall begin when it was incorporated and on 1st January each following year.

23	Record dates

Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for declaring or paying a dividend or making or issuing an allotment of Shares. The record date may be before or after the date on which a dividend, allotment or issue is declared, paid or made.

24	Dividends

Declaration of dividends by Members

24.1	Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the directors.

Payment of interim dividends and declaration of final dividends by directors

24.2	The directors may pay interim dividends or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

24.3	Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)	Upon declaration of a dividend or dividends described as final by the directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

24.4	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)	The directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non- preferred rights.

Apportionment of dividends

24.5	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

24.6	The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

24.7	If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

How payments may be made

24.8	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

24.9	For the purpose of paragraph (a) of the preceding Article, the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purpose of paragraph (b) of the preceding Article, subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

24.10	If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the register of members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

24.11	Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other moneys not to bear interest in absence of special rights

24.12	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

24.13	If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

24.14	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

25	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve

25.1	The directors may resolve to capitalise:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

(c)	by paying up the amounts unpaid on that Member’s Shares;

(d)	by issuing Fully Paid Shares, debentures or other securities of the Company to that Member or as that Member directs. The directors may resolve that any Shares issued to the Member in respect of partly paid Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain partly paid.

Applying an amount for the benefit of members

25.2	The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

25.3	Subject to the Act, if a fraction of a Share, a debenture, or other security is allocated to a Member, the directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

26	Share premium account

Directors to maintain share premium account

26.1	The directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

26.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Act.

26.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

27	Seal

Company seal

27.1	The Company may have a seal if the directors so determine.

Duplicate seal

27.2	Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

27.3	A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate).

If no seal is adopted or used

27.4	If the directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate); or

(c)	in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

27.5	The directors may determine that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

27.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

28	Indemnity

Indemnity

28.1	To the extent permitted by law, the Company shall indemnify each existing or former Secretary, director (including alternate director), and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Islands or elsewhere.

No such existing or former Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

28.2	To the extent permitted by law, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Secretary or Officer of the Company in respect of any matter identified in paragraph (a) or paragraph (b) of the preceding Article on condition that the Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Secretary or that Officer for those legal costs.

Release

28.3	To the extent permitted by law, the Company may by Special Resolution release any existing or former director (including alternate director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty.

Insurance

28.4	To the extent permitted by law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person’s own dishonesty:

(a)	an existing or former director (including alternate director), Secretary or Officer or auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

29	Notices

Form of notices

29.1	Save where these Articles provide otherwise, any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

29.2	Without limitation to Articles 15.1 to 15.4 inclusive (relating to the appointment and removal by directors of alternate directors) and to Articles 17.8 to 17.10 inclusive (relating to the appointment by directors of proxies), a notice may only be given to the Company in an Electronic Record if:

(a)	the directors so resolve or otherwise accept the notice; and

(b)	any Director or Officer provides the giver of the notice an electronic address to which the notice may be sent and a notice is sent to that address within a reasonable period of time.

29.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

Persons authorised to give notices

29.4	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or company secretary of the Company or a Member.

Delivery of written notices

29.5	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

29.6	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of members.

Signatures

29.7	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

29.8	An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

29.9	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

29.10	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

29.11	A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of Shares shall be deemed to have received due notice of the meeting and, where requisite, of the purposes for which it was called.

Giving notice to a deceased or bankrupt Member

29.12	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

29.13	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

29.14	A notice is given on the date identified in the following table.

Method for giving notices	When taken to be given
Personally	At the time and date of delivery
By leaving it at the member’s registered address	At the time and date it was left
If the recipient has an address within the Islands, by posting it by prepaid post to the street or postal address of that recipient	48 hours after it was posted
If the recipient has an address outside the Islands, by posting it by prepaid airmail to the street or postal address of that recipient	7 Clear Days after posting
By Electronic Record (other than publication on a website), to recipient’s Electronic address	Within 24 hours after it was sent
By publication on a website	See the Articles about the time when notice of a meeting of Members or accounts and reports, as the case may be, are published on a website

Saving provision

29.15	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of directors and written resolutions of Members.

30	Authentication of Electronic Records

Application of Articles

30.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a director or other Officer of the Company, shall be deemed to be authentic if either Article 30.2 or Article 30.4 applies.

Authentication of documents sent by Members by Electronic means

30.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.

30.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 30.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

30.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.

This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

30.5	For example, where a sole director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that director unless Article 30.7 applies.

Manner of signing

30.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

30.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

31	Transfer by way of continuation

31.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

31.2	To give effect to any resolution made pursuant to the preceding Article, the directors may cause the following:

(a)	an application be made to the Registrar of Companies to deregister the Company in the Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

32	Winding up

Distribution of assets in specie

32.1	If the Company is wound up, the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members;

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

32.2	No Member shall be compelled to accept any assets if an obligation attaches to them.

The directors are authorised to present a winding up petition

32.3	The directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

33	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

33.1	Subject to the Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

33.2	Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.